UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     JULY 1, 1995 TO
                                                SEPTEMBER 30, 1995
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102


File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself and Public Service Company of Oklahoma (PSO) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's and PSO's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for both SWEPCO and PSO; (b) the amount of expenditures by month for direct labor, direct material cost, and indirect expenses for both SWEPCO and PSO; (c) computation by month of allocated cost to be shared by SWEPCO and PSO on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO detailing the work and charges associated with PSO rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement Between SWEPCO and PSO. This report covers the period July 1, 1995 through September 30, 1995 and revisions for the first and second quarters of 1995.

A. NUMBER OF RAIL CARS SERVICED
                                             SWEPCO        PSO      TOTAL

        July 1995                              289         255       544
        August 1995                            379         226       605
        September 1995                         481         190       671
        Total Period                         1,149         671     1,820


B. AMOUNT OF EXPENDITURES DETAIL
                                              SWEPCO         PSO    TOTAL

     Direct Labor - July 1995              $  32,769   $   28,850   $  61,619
                  - August 1995               24,241       18,377      42,618
                  - September 1995            27,199       12,344      39,543
                  - Total Period              84,209       59,571     143,780

     Direct Material - July 1995             116,301      118,389     234,690
                     - August 1995           206,721       87,778     294,499
                     - September 1995        334,382       81,484     415,866
                     - Total Period          657,404      287,651     945,055

     Other Direct Expenses - July 1995        77,350      (13,808)     63,542
                           - August 1995      59,584       16,034      75,618
                           - September 1995 (133,793)     (64,572)   (198,365)
                           - Total Period      3,141      (62,346)    (59,205)

     Indirect Expenses Shared
          On Cost Ratio - July 1995           91,438       85,595     177,033
                        - August 1995         84,219       68,535     152,754
                        - September 1995      91,752       45,042     136,794
                        - Total Period       267,409      199,172     466,581

     Total Expenditures - July 1995          317,858      219,026     536,884
                        - August 1995        374,765      190,724     565,489
                        - September 1995     319,540       74,298     393,838
                        - Total Period    $1,012,163   $  484,048  $1,496,211


C. COMPUTATION OF COST RATIO
                                              SWEPCO         PSO      TOTAL
     July 1995 -
          Direct Labor                     $   32,769  $   28,850   $  61,619
          Cost Ratio                            53.18%      46.82%     100.00%

     August 1995 -
          Direct Labor                     $   24,241  $   18,377   $  42,618
          Cost Ratio                            56.88%      43.12%     100.00%

     September 1995 -
          Direct Labor                     $   27,199  $   12,344   $  39,543
          Cost Ratio                            68.78%      31.22%     100.00%

                   REVISED FIRST QUARTER 1995

A. NUMBER OF RAIL CARS SERVICED
                                             SWEPCO        PSO       TOTAL

        January 1995                          316          182         498
        February 1995                         313          345         658
        March 1995                            345          215         560
        Total Period                          974          742       1,716


B. AMOUNT OF EXPENDITURES DETAIL
                                              SWEPCO         PSO     TOTAL

     Direct Labor - January 1995           $  27,028   $   21,582   $  48,610
                  - February 1995             32,057       15,183      47,240
                  - March 1995                37,241       14,322      51,563
                  - Total Period              96,326       51,087     147,413

     Direct Material - January 1995          198,932      173,457     372,389
                     - February 1995         230,497      118,167     348,664
                     - March 1995            157,015       56,847     213,862
                     - Total Period          586,444      348,471     934,915

     Other Direct Expenses - January 1995    (21,033)     (26,986)    (48,019)
                           - February 1995    (7,110)      (7,044)    (14,154)
                           - March 1995      (70,501)     (27,040)    (97,541)
                           - Total Period    (98,644)     (61,070)   (159,714)

     Indirect Expenses Shared
          On Cost Ratio - January 1995        82,589       70,781     153,370
                        - February 1995      166,871       82,529     249,400
                        - March 1995         125,165       51,167     176,332
                        - Total Period       374,625      204,477     579,102

     Total Expenditures - January 1995       287,516      238,834     526,350
                        - February 1995      422,315      208,835     631,150
                        - March 1995         248,920       95,296     344,216
                        - Total Period    $  958,751   $  542,965  $1,501,716


C. COMPUTATION OF COST RATIO
                                              SWEPCO         PSO      TOTAL
     January 1995 -
          Direct Labor                     $   27,028  $   21,582   $  48,610
          Cost Ratio                            55.60%      44.40%     100.00%

     February 1995 -
          Direct Labor                     $   32,057  $   15,183   $  47,240
          Cost Ratio                            67.86%      32.14%     100.00%

     March 1995 -
          Direct Labor                     $   37,241  $   14,322   $  51,563
          Cost Ratio                            72.22%      27.78%     100.00%
                   REVISED SECOND QUARTER 1995

A. NUMBER OF RAIL CARS SERVICED
                                             SWEPCO        PSO        TOTAL

        April 1995                            453          106         559
        May 1995                              362          247         609
        June 1995                             232          173         405
        Total Period                        1,047          526       1,573

B. AMOUNT OF EXPENDITURES DETAIL
                                              SWEPCO         PSO      TOTAL

     Direct Labor - April 1995             $  40,011   $   11,813   $  51,824
                  - May 1995                  34,334       13,911      48,245
                  - June 1995                 23,845       15,804      39,649
                  - Total Period              98,190       41,528     139,718

     Direct Material - April 1995            187,440       55,088     242,528
                     - May 1995              332,541      115,814     448,355
                     - June 1995             122,170      111,984     234,154
                     - Total Period          642,151      282,886     925,037

     Other Direct Expenses - April 1995       70,935       (4,779)     66,156
                           - May 1995        (37,993)      (9,460)    (47,453)
                           - June 1995       (14,150)     (29,044)    (43,194)
                           - Total Period     18,792      (43,283)    (24,491)

     Indirect Expenses Shared
          On Cost Ratio - April 1995         114,213       36,191     150,404
                        - May 1995           129,368       55,541     184,909
                        - June 1995           78,652       56,464     135,116
                        - Total Period       322,233      148,196     470,429

     Total Expenditures - April 1995         412,599       98,313     510,912
                        - May 1995           458,250      175,806     634,056
                        - June 1995          210,517      155,208     365,725
                        - Total Period    $1,081,366   $  429,327  $1,510,693


C. COMPUTATION OF COST RATIO
                                              SWEPCO         PSO      TOTAL
     April 1995 -
          Direct Labor                     $   40,011  $   11,813   $  51,824
          Cost Ratio                            77.21%      22.79%     100.00%

       May 1995 -
          Direct Labor                     $   34,334  $   13,911   $  48,245
          Cost Ratio                            71.17%      28.83%     100.00%

      June 1995 -
          Direct Labor                     $   23,845  $   15,804   $  39,649
          Cost Ratio                            60.14%      39.86%     100.00%

D. COPIES OF MONTHLY REPORTS

     Copies of the monthly statements furnished by SWEPCO to PSO detailing charges associated with PSO rail cars are attached as Exhibits 1, 2 and 3. Attached as Exhibits 4 thru 9 are revisions to the monthly statements for January thru June 1995.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public
Utility Holding Company Act of 1935, Southwestern Electric Power
Company has duly caused this report to be signed on its behalf on this the 14th day of November, 1995.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By  /s/   R. Russell Davis
                                        R. Russell Davis
                                        Controller and
                                  Chief Accounting Officer

                        INDEX TO EXHIBITS




    Exhibit                                                     Transmission
    Number                          Exhibit                        Method


      1            July 1995 statement furnished by SWEPCO to    Electronic
                   PSO detailing PSO's rail car charges


      2 August 1995 statement furnished by SWEPCO to Electronic PSO detailing PSO's rail car charges


      3 September 1995 statement furnished by SWEPCO Electronic to PSO detailing PSO's rail car charges


      4            Revised January 1995 statement furnished by   Electronic
                   SWEPCO to PSO detailing PSO's rail car
                   charges


      5 Revised February 1995 statement furnished by Electronic SWEPCO to PSO detailing PSO's rail car charges


      6            Revised March 1995 statement furnished by     Electronic
                   SWEPCO to PSO detailing PSO's rail car
                   charges


      7            Revised April 1995 statement furnished by     Electronic
                   SWEPCO to PSO detailing PSO's rail car
                   charges


      8            Revised May 1995 statement furnished by       Electronic
                   SWEPCO to PSO detailing PSO's rail car
                   charges


      9            Revised June 1995 statement furnished by      Electronic
                   SWEPCO to PSO detailing PSO's rail car
                   charges